[Exhibit 135]


                         [ITT Letterhead]


DATE:       November 10, 1997
CONTACTS:   Jim Gallagher               George Sard/David Reno
TELEPHONE:  212-258-1261                Sard Verbinnen & Co.
                                        212-687-8080

                                        FOR IMMEDIATE RELEASE

    ITT ALERTS SHAREHOLDERS TO LAST-MINUTE VOTING PROCEDURES


     NEW YORK, November 10, 1997 -- ITT Corporation (NYSE:ITT) today alerted shareholders to last-minute voting procedures for its Annual Meeting, which will begin at 11:30 a.m. on November 12 at the St. Regis Hotel, 2 East 55 Street, New York.

     ITT advised shareholders who have not yet voted that Tuesday, November 11, is a bank holiday and that voting instructions should be executed as soon as possible to ensure proxies are voted and processed in a timely manner and are not invalidated.

     The Company reminded shareholders who vote through brokers and ADP Proxy Services (ADP) that electronic voting is not available for contested elections. Banks, brokers and ADP have already begun processing voting instructions. Voting instructions not received by these organizations by the close of business on Tuesday, November 11, may not be processed in time to be voted.

     Investors with shares held by a bank or broker who wish to vote in person must have their custodian or its agent issue a "legal proxy" authorizing them to vote their shares. Shareholders should make such arrangements immediately to assure they will have a copy of the legal proxy to bring to the meeting Wednesday. Shareholders who need voting assistance should contact Georgeson & Co. at (800) 223-2064.

                             - ITT -